FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date June 19, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: June 19, 2006

NEWS RELEASE 06-15

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

TYLER ANNOUNCES EXCELLENT RESULTS FROM EXPLORATORY PHASE 1 METALLURGICAL TESTING FOR BAHUERACHI PROJECT, MEXICO

Tyler Resources Inc. is very pleased to announce the results of preliminary metallurgical testing of samples from various mineralized domains in the Main Zone porphyry and skarn system at Bahuerachi undertaken by Process Research Associates Ltd of Vancouver, B.C.

Metallurgical testing indicates that all types of mineralization tested responded well to standard processing procedures for the recovery of copper with gold, silver, molybdenum and zinc recoverable as byproducts.

Scope of Metallurgical Testing

The study was commissioned by Tyler to identify at an early stage any metallurgical issues such as poor recoveries of metals, or requirements for complex processing which could have negatively impacted the exploration findings to date.  No such significant issues were identified.

Six composite samples of drill core were submitted for testing.  Four were of primary sulphide mineralization and two were of mixed oxide/sulphide domains.

All of the samples were subjected to standard batch froth flotation procedures to recover sulphide minerals.  Preliminary acid leach tests were performed on samples from the oxidized zones.  Results of testing are summarized below.

Specific Gravity (density) tests of the various potential ore types were also conducted for use in the current resource estimation study.

Primary/Hypogene Sulphide Mineralization

1) Porphyry Testing

A porphyry sample with a head grade of 0.46% copper, 3 g/t silver and 0.03 g/t gold was submitted as representing the anticipated average grade within the Main Zone Porphyry to date. Standard flotation tests recovered a total of 93% of the copper present.

A second porphyry sample, representing the anticipated mining cut-off grade within the Main Zone Porphyry, with a head grade of 0.23% copper, 2 g/t silver, 0.01 g/t gold and a high molybdenum grade of 0.028% was submitted for testing to determine if molybdenum could be recovered in addition to copper.  Recovery tests produced copper recoveries ranging from 93 to 98%, with molybdenum recoveries of up to 71.7%.  It is noted that molybdenum recoveries may depend on and be optimized by finer initial grinding of the material processed.

News Release – June 19, 2006

In summary, testing of hypogene porphyry produced copper recoveries ranging between 93 to 98%, with final concentrate grades of 19% copper, 0.92% molybdenum, 0.5 g/t gold and up to 86 g/t silver.  Preliminary results indicate that further upgrading is possible and that a good baseline response to bulk flotation was established, with copper, molybdenum, silver and gold reporting to the concentrates.

2) Skarn Testing

Two skarn composite samples were tested.  The first sample had head grades of 1.24% copper, 11 g/t silver, 0.09 g/t gold, 0.15% zinc and the second sample had head grades of 2.07% copper, 15 g/t silver, 0.18 g/t gold and 0.15% zinc.  Trace molybdenum at 0.005% and 0.006% was also present in the material submitted for testing.

Extremely high copper recoveries of 98.8% and 98.1% respectively were achieved by traditional flotation methods. Gold and silver recoveries are also noted as excellent, with a concentrate grade reached from the skarn zones of 32% copper, 142 g/t silver, 2.5 g/t gold, 0.2% lead , 0.032% molybdenum and 1.8% zinc.

Oxidized (mixed suphide/oxide) Mineralization

Two samples of mineralized material with mixed oxide and sulphide mineralization were submitted.  These were expected by the Company to represent the most challenging processing environment at Bahuerachi with regards to traditional metallurgical treatment methods.

One sample was from the transition zone between the chalcocite blanket and the underlying primary sulphide material, and the other was from near surface, oxidized high grade skarn.

1) Chalcocite Blanket Testing

Head grade of the sample was 1.14% copper (including 0.76% acid soluble copper), 0.01 g/t gold, 3 g/t silver and 0.007% molybdenum.  The material was treated with standard flotation, followed by acid leaching of the tails (residue) to extract copper not recovered by flotation.  Flotation tests recovered in the order of 55% of the total copper, with additional metals present in the float concentrate including 126 g/t silver and 0.73% molybdenum.  Acid leaching of the flotation residues resulted in the extraction of 74.5% of remaining copper, with acid consumptions of 41.2 kg/ton.

An alternate test using only leaching to recover copper yielded recoveries of 83.3% copper after 71 days, with an acid consumption of 72.9 kg/ton.

2) Oxidized Skarn Testing

Head grade of the sample was 2.62% copper, 23 g/t silver, 0.18 g/t gold and 0.15% zinc.  Surface oxidation in the skarn units is generally noted to occur only to relatively shallow depths (+/-15-30 meters).

In this case, flotation recovered 34.1% of the copper present, and subsequent acid leaching of the residue recovered 80.7% of the copper not recovered by flotation, with an acid consumption of 58.8 kg/ton.  Potential recovery for other metals was not calculated for this sample.

An alternate test using only leaching to recover copper yielded recoveries of 77.6% copper after 71 days, with an acid consumption of 80.6 kg/ton.

News Release – June 19, 2006

Oxide Testing Observations

The initial studies on mixed sulphide/oxide ores to date suggest that standard metallurgical processing routes could be used to recover metals from both the sulphide and oxide ores. Results also support further column testing to evaluate heap leaching potential of the oxide zones, including evaluation of bacterial assisted heap leaching. Studies of acid base accounting neutralization values as well as ability of the material to generate acid from the sulphides present suggest that overall acid consumption requirements should be reasonable.

Conclusions

The Company is very pleased with the results of this preliminary phase of metallurgical testing, which indicate that all of the mineralized zones tested respond well to established process routes widely used in the mining industry.  This study is a major milestone in the advancement of the Bahuerachi project, as it indicates that the potential extraction of copper, as well as other metals present in the system including gold, silver, zinc and molybdenum, does not pose any readily identifiable technical challenges.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The Company is well financed and is currently conducting a 35,000 meter combined diamond and reverse circulation drilling program scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

Process Research Associated Ltd. of Vancouver, British Columbia conducted all laboratory testing work and subsequent reporting of the findings of the Phase 1 metallurgical test program.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, B.Sc., M.Sc Geology and Cornell McDowell, B.Sc Geology, consultants to the Company.

 “Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: June 19, 2006

NEWS RELEASE 06-16

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

TYLER CONFIRMS NEW MINERALIZED COPPER SYSTEM

AT NORTH SKARN, BAHUERACHI PROJECT, MEXICO

Tyler Resources Inc. is very pleased to announce assay results of the first two diamond drill holes completed in the North Skarn zone discovered earlier in the year.

Results from the first two core holes at the North Skarn confirm that the target hosts significant copper mineralization, including 19.5 meters grading 0.57% copper, as well as locally elevated values of silver, gold and molybdenum.  These findings are consistent with the identification of a new mineralized center distinct from the Main Zone where the bulk of the drilling has been conducted to date.

A first pass widely spaced series of drill tests are currently underway to evaluate the North Skarn target. Drill holes RC-37 to 40 were drilled on the west side of the skarn, and diamond drill holes BAH-82, BAH-84 and BAH-87 have been completed on the east and central parts (see plan map).  Diamond drill hole BAH-89 is currently being completed.  All holes are testing areas where surface mapping and surface geochemistry have indicated potential for wider zones of mineralization within the skarn system.

The current plan for the North Skarn target is to complete a series of 6 to 7 diamond drill holes, after which the drill rig will be assigned to continue drilling the Main Zone porphyry system while all assay results from the first pass testing of the north Skarn target are received, compiled and interpreted.

Results are presented in the following table and discussed below.  A drill section is posted with the news release on our website at www.tylerresources.com.  Drill hole collar locations are shown on the attached drill plan map.

North Skarn target drilling.

Significant intervals for diamond drill holes BAH-74 and BAH-80.

Hole	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-74	6.71	9.75	3.04	-	0.45	-	0.20	-	Skarn
and	80.6	100.1	19.5	0.57	-	1.2	-	-	Skarn
and	105.9	114	8.1	0.34	-	-	-	-	Skarn
and	157	158.5	1.5	0.78	-	1.8	0.26	-	Skarn/Breccia

BAH-80	30.1	37	6.9	0.39	-	1.3	-	0.003	Skarn
and	62	70	8.0	0.30	-	-	-	-	Skarn

True widths are interpreted to be 90-100% of intervals as quoted.

The Company is encouraged by these first pass results, as they highlight significant potential for the discovery of new mineralized systems within the district surrounding the Main Zone at Bahuerachi.

News Release June 19, 2006

Drilling in the Main Zone Porphyry skarn complex is continuing with drill holes BAH-88 and BAH-90, as well as RC-44.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The Company is well financed and is currently conducting a 35,000 meter combined diamond and reverse circulation drilling program scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, B.Sc., M.Sc Geology, Paul Turnbull, B.Sc Geology, P.Geol and Cornell McDowell, B.Sc Geology, consultants to the Company.

 “Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 06-16

Expanded Claim block (Bahuerachi 5)
NORTH SKARN ZONE
RC 39/40
RC 38
RC 37
DDH-BAH 87
DDH-BAH 84
DDH-BAH 82
DDH-BAH 74
DDH-BAH 89
DDH-BAH 80
NORTH
Colome Skarn Trend
North Porphyry
Rc44
DDH-BAH 86
DDH-BAH 85
DDH-BAH 90
DDH-BAH 88
DDH-BAH 77, 78
DDH-BAH 79, 81
DDH-BAH 83/D-49
D- 63
D- 59
D 60
D 76
D- 69
D- 57
D- 68
D 58/61
D 52/55
D- 56
D- 54
D 75
Los Alisos epithermal Au-Ag (Zn)
Rc 20-21
D-45
DDH-47/48
Rc22-23
Rc25-26
Rc29
Rc27-28
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
Rc41
Rc30/42
Rc43
Rc31
Rc32-33
Rc34-35
Rc36
South/Goat Porphyry
D- 51
D- 73
D- 72
D- 71
D- 70
D- 66
Scale
Expanded Claim block (Bahuerachi 4)
0
1,000 m
2,000 meters
2 Km
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas

TYLER RESOURCES INC.
BAHUERACHI PROJECT - NORTH SKARN
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 425N
DRILL HOLES 06BAH-74, 06BAH-80, 06BAH-82
Looking North
Refer to geological compilation sketch map and drill hole location plan for section location, NR 06-16

784900m E
785000m E
785100m E
1200 mN
1100 mN
1000 mN
05BAH-80
05BAH-74
05BAH-82
6.9 meters @
0.39% Cu
1.3 g/t Ag
0.003% Mo
8.0 meters @
0.30% Cu
19.5 meters @
0.57% Cu
1.2 g/t Ag
8.1 meters @
0.34% Cu
1.5 meters @
0.78% Cu
1.8 g/t Ag
0.26% Zn
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Pyroxene dominated skarn
Mineralized skarn with 1-5% chalcopyrite and pyrite
Garnet dominated skarn
Limestone/marble, locally tectonized
Brecciated sediment - Volcanic rock
Scale
0
100 m